SEC FILE NO. 70-7727

                                       and

                              SEC FILE NO. 70-8593



                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549





                             CERTIFICATE PURSUANT TO

                                     RULE 24

                            OF PARTIAL COMPLETION OF

                                  TRANSACTIONS





                                    GPU, Inc.

                             GPU International, Inc.

- - - - - - - - - - - - - - - - - - - - - -
                                            :
     In the matter of                       :
     GPU. INC.                              :    Certificate Pursuant
     GPU INTERNATIONAL, INC.                :    to Rule 24 of Partial
                                            :    Completion of
     SEC File No. 70-7727                   :    Transactions
     SEC File No. 70-8593                   :
     (Public Utility Holding Company Act    :
     of 1935)                               :
                                            :
- - - - - - - - - - - - - - - - - - - - - -




TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:

     The  undersigned,  GPU,  Inc.  ("GPU") and GPU  International,  Inc.  ("GPU

International")  hereby certify pursuant to Rule 24 of the Rules and Regulations under the Public Utility Holding  Company Act of 1935 (the "Act"),  that certain of the transactions proposed in the Applications,  as amended, filed in SEC file

No.  70-7727 and SEC File No.  70-8593,  respectively,  have been carried out in accordance with the Commission's  Orders dated November 16, 1995, June 14, 1995,

December 28, 1994, September 12, 1994, December 18, 1992, and June 26, 1990 with respect to the transactions proposed in the Application, as amended, in SEC File

No. 70-7727, and the Commission's Orders dated, November 5, 1997, March 6, 1996,

January 19, 1996 and July 6, 1995 with respect to the  transactions  proposed in the Application, as amended, in SEC File No. 70-8593, as follows:



     The  following  is reported in  accordance  with  Supplemental  Order dated

November 16, 1995 for SEC File No. 70-7727:

     1.   Financial Statements

               A copy  of GPU  International's  unaudited  Consolidated  Balance

Sheet  as  of  September  30,  1997  and  unaudited  Consolidated  Statement  of

Operations for the three and nine months ended  September 30, 1997 will be filed separately under a request for confidential treatment pursuant to Rule 104(b).



     2.   Business Activities

               Project Development

          In July 1997, GPU  International and AstroPower,  Inc.  announced that they formed a joint venture company, called GPU Solar, to manufacture and market solar electric  photovoltaic (PV) systems for the residential  market. The units will be designed to connect to existing  utility  distribution  systems and will have  sufficient  battery  storage  to power  critical  household  loads  during electrical interruptions.


          GPU  International  will provide  $300,000 of working  capital for the venture.  AstroPower  will  provide  the solar  modules  and  assemble  the pre-

engineered  systems for shipping.  Both GPU  International  and AstroPower  will provide management,  marketing and technical expertise to the venture,  and will share  expenses.  GPU  International  has also  been  awarded  $250,000  of U.S.

Department  of Energy  funds from the  Utility  Photovoltaic  Group,  a national organization  of  utilities  dedicated to the  commercialization  of PV systems,

which will be used by GPU Solar to reduce the price of the first 72 kilowatts of

PV systems sold to customers.

               GPU  International  also  continued  to engage  in other  project development  activities  both  domestically  and  internationally  (including in

Europe, Asia, Africa, and South America).



Project Related Services

               GPU International continued to provide management, administrative and/or operating  services to the following projects (either directly or through subsidiaries),  in which GPU  International  has a direct or indirect  ownership interest:


            Project              Project Owner                   Location
            -------              -------------                   --------

            Marcal        Prime Energy L.P.                         NJ
            Chino         OLS Acquisition Corp.                     CA
            Camarillo     OLS Acquisition Corp.                     CA
            Onondaga      Onondaga Cogeneration L.P.                NY
            Lake          Lake Cogen L.P.                           FL
            Pasco         Pasco Cogen L.P.                          FL
            Syracuse      Project Orange Associates L.P.            NY
            Brooklyn      Brooklyn Energy L.P.                      Canada
            Mid-Georgia   Mid-Georgia Cogen, L.P.                   GA


3.   Guarantees which GPU has Agreed to Grant

          No matters to be reported.


4.   Guarantees Issued

          GPU International or GPU, for the benefit of GPU International, has obtained the following standby letters of credit which were effective during the period July 1, 1997 through September 30, 1997:


(a) On February  26,  1996, a letter of credit in the face amount of $30,000 was issued by  Citibank  pursuant  to its credit  agreement  with GPU  International

("Citibank  Credit  Agreement")  to  support  a  bid  for a  500  MW  coal-fired generating plant in Punjab State,  India. The letter of credit,  which carries a fee equal to 0.5 of 1 percent  per annum of the face  amount  plus a .10 percent fronting fee is scheduled to expire on March 1, 1998.


(b) The $1,788,850  letter of credit,  which was issued by Citibank  pursuant to the Citibank  Credit  Agreement in favor of Wisconsin  Public Service Company to support Polsky Energy Corp's (PEC) commitment to construct a 236 MW cogeneration facility, has been cancelled in connection with the September 1997 redemption by

PEC of all PEC shares owned by GPU International. The letter of credit carried a fee equal to 0.5 of 1 percent per annum of the face  amount,  plus a .10 percent fronting fee.


(c) On June 16,  1994,  a letter of credit in the face  amount of $5 million was issued by Chase  Manhattan  Bank in favor of Mellon Bank to support debt service coverage on the Onondaga  Project.  The letter of credit  carries a fee equal to

0.7 of 1 percent per annum of the face  amount,  and is  scheduled  to expire on

June 15, 1998. GPU entered into the related reimbursement agreement.


    In addition, the following guarantees were outstanding during the period

July 1, 1997 through September 30, 1997:

(a) As of October 18, 1995, a guarantee of amounts up to  $122,750,000  was made by GPU for the  benefit of the  Bankers  Trust  Company as  collateral  agent on behalf of the Equity Bridge Lenders and the Secured  Parties in connection  with the Termobarranquilla (TEBSA) project in Colombia.


(b) GPU  International  has guaranteed the obligations of GPU Power,  Inc. ("GPU

Power"),  GPUI Colombia  Ltda.,  and  International  Power  Advisors,  Inc. (the

Operators), under the operations and maintenance agreement in the TEBSA project.

Pursuant to the guarantee,  GPU  International has guaranteed the performance of the Operators, of which the limit of liability is $5 million.


(c) GPU has  guaranteed  payments to General  Electric  Capital  Corporation  of amounts up to the lesser of six months average rent  (approximately  $7,026,000)

or $10 million,  to the extent Lake Cogen, Ltd. fails to pay rent when due under the terms of the  project  lease or  chooses  not to renew  the lease  after its initial  11-year term. In addition,  GPU has  guaranteed to pay any  documentary stamp taxes and intangible personal property taxes should these taxes become due and payable in connection with the lease.


(d) GPU  International  has  guaranteed  the  obligations  of its  wholly  owned subsidiary,  EI Fuels Corporation ("EI Fuels"), under the Natural Gas Facilities

Agreement ("Facilities  Agreement"),  dated as of November 30, 1995. Pursuant to the guarantee,  GPU International has guaranteed the payments of EI Fuels to the

City of Warner  Robins  (the  "City")  for (a) Fixed  Monthly  Lease  Charge (as

defined in the Facilities  Agreement) and (b) any and all extensions,  renewals,

modifications, amendments or substitutions of the foregoing. The Fixed Monthly

Lease Charge is $24,000,  payable  commencing on the in service date, subject to reduction  in  certain  circumstances,  for a term  of 31  years  (approximately

$8,928,000).


(e) GPU has guaranteed (I) $32 million for the purpose of funding, on an interim basis,  the equity  investment in Mid-Georgia  Cogen L.P., which will be used to finance the  construction of the facility and (ii) $7 million for a construction completion guarantee.  GPU has also guaranteed up to an additional $9 million in letter  of  credit  obligations  on behalf of  Mid-Georgia,  which  will  become effective upon commercial operation expected by mid-1998.



    5.  Services obtained from associated companies

               Services  obtained from GPU Service, Inc. consisted of (I)

administrative, internal auditing, accounting and risk management services; (ii)

information  services  and   telecommunications   services,  and  (iii)  pension

administration services. The total dollar value of such services provided during the period July 1, 1997 through September 30, 1997 was $142,495.


    6.  Services provided to associated companies

               A  description  of  services  provided  by GPU  International  to associate  companies  during the period July 1, 1997 through  September 30, 1997 will be filed separately  under a request for confidential  treatment under Rule

104(b).


    7.  Investments by GPU in Qualifying Facilities, Exempt Wholesale Generators

and Foreign Utility Companies, Percentage of Equity Ownership

        Set forth below is a summary of the direct or indirect investments by

GPU, as of September 30, 1997 in qualifying  facilities  (QFs), EWGs and foreign utility companies (FUCOs), as well as the percentage of equity ownership.



                                Book Value
                      FUCO,     of GPU       GPU's%      Owners not affiliated with GPU
                      QF        Investment   Equity
Associate             or        at 9/30/97   Owner-                                  Type of
Company               EWG       ($000)       ship        Name of Entity              Entity
--------------        ---      -----------   ------   ----------------------         ------
Prime Energy, LP      QF        $  7,146      50%        Prudential Insurance        Domestic
                                                           Company of America

OLS Power, LP         QF            --         1%        Prudential Insurance        Domestic
                                                           Company of America

Onondaga              QF          15,751      50%        NationsCredit Commercial    Domestic
Cogen,  LP                                                 Corporation

Lake Cogen, Ltd       QF          23,397     49.9%       Lake Interest Holding,      Domestic
                                                           Inc
                                                         New Lake Corporation           "

Project Orange        QF           1,886       4%        G.A.S. Orange Partners,LP   Domestic
Associates, LP                                           NCP Syracuse Inc.              "
                                                         Syracuse Investment Inc.       "
                                                         Stewart & Stevenson            "
                                                           Operations, Inc.
                                                         Met Life Capital Corporation   "

Mid-Georgia           EWG &       (259)*     100%        Not Applicable              Domestic
Cogen, LP             QF

NCP Houston           EWG           835*     100%        Not Applicable                 N/A
Power Incorporated

Pasco Cogen,          QF         19,439     49.9%        DCC Project Finance Ten     Domestic
Ltd.                                                       Inc.
                                                         PAS Power Company              "
                                                         Pasco Int. Holding, Inc.       "
                                                         Pasco Project Investment       "
                                                           Partnership LP


Selkirk Cogen         EWG &      13,339      19%         JMC Selkirk, Inc.           Domestic
Partners, LP          QF                                 Cogen Technologies             "
                                                           Selkirk GP, Inc.
                                                         Cogen Technologies             "
                                                           Selkirk, LP
                                                         JMCS I Investors, LP           "

Empresa               EWG        48,856      50%         Cititrust (Bahamas)         Foreign
Guaracachi S.A                                             Limited


                                        9



                                Book Value
                      FUCO,     of GPU       GPU's%      Owners not affiliated with GPU
                      QF        Investment   Equity
Associate             or        at 9/30/97   Owner-                                  Type of
Company               EWG       ($000)       ship        Name of Entity              Entity
--------------        ---      -----------   ------   ----------------------         ------
Guaracachi            EWG        $34,688*     100%       Not Applicable                N/A
America, Inc.

GPU Power, Inc.       EWG         31,526*     100%       Not Applicable                N/A

EI International      EWG            175*     100%       Not Applicable                N/A

GPU International     EWG             92*     100%       Not Applicable                N/A
Colombia, Ltda

Solaris Power         FUCO        75,140       50%       Australian Gas Light,       Foreign
                                                           Co.

Victoria Electric     FUCO        98,785*     100%       Not Applicable                N/A
Inc.

Midlands              FUCO       486,392       50%       Cinergy Corp.               Domestic
Electricity plc

Termobarranquilla     EWG         (2,220)  28.545%       ABB Energy Ventures,        Foreign
S.A.                                                       Inc.
                                                         Lancaster Distral Group        "
                                                         Corporacion Electrica          "
                                                           De la Costa Atlantica

EI Barranquilla,      EWG         (1,800)*    100%       Not Applicable                N/A
Inc.

Barranquilla          EWG              59*    100%       Not Applicable                N/A
Lease Holdings, Inc.

Los Amigos Leas-      EWG              12     100%       Not Applicable                N/A
ing Company, Ltd.

EI Services           EWG           (317)*    100%       Not Applicable                N/A
Canada, Ltd.

EI Canada             EWG           4,903*    100%       Not Applicable                N/A
Holding, Ltd.

EI Brooklyn           EWG           5,207*    100%       Not Applicable                N/A
Investment, Ltd.

EI Brooklyn           EWG           4,903*    100%       Not Applicable                N/A
Power, Ltd.


                                       10



                                Book Value
                      FUCO,     of GPU       GPU's%      Owners not affiliated with GPU
                      QF        Investment   Equity
Associate             or        at 9/30/97   Owner-                                  Type of
Company               EWG       ($000)       ship        Name of Entity              Entity
--------------        ---      -----------   ------   ----------------------         ------
Brooklyn Energy,      EWG       $  (210)      75%        Polsky Energy Corp.         Foreign
LP                                                         of Brooklyn
                                _______                  Brooklyn CoGen Limited      Foreign

GPU's Aggregate
 Investment*                   $688,928
                               ========




(*) GPU's aggregate investment does not include the items shown with asterisks in order to avoid duplication.




               As of September 30, 1997, GPU also owned, directly or indirectly,

interests in the  following  EWGs,  in which its  aggregate  investment  did not exceed $10,000:  GPU Power  Philippines,  Inc.; GPU  International  Asia,  Inc.;

International  Power Advisors,  Inc.; Austin  Cogeneration  Corporation;  Austin

Cogeneration Partners, L.P.; Hanover Energy Corporation; EI Power (China), Inc.;

China Power Partners,  L.P.; EI Power (China)I, Inc.; Ming Jiang Power Partners,

L.P.; EI Power (China)II,  Inc.; Nanjing Power Partners,  L.P.; EI Power (China)

III, Inc.; and Zhuang He Power  Partners,  L.P. Of those listed,  GPU owns a 50%

interest in China Power Partners, L.P., Ming Jiang Power Partners, L.P., Nanjing

Power Partners, L.P., and Zhuang He Power Partners, L.P; the remaining interests of such EWG's are owned by Intesol  International,  Ltd., a Hawaii  corporation.

GPU owns a 100% interest in each of the other EWGs.


8.  During the  period  July 1, 1997  through  September  30,  1997 there was no intellectual property provided to GPU International by any associate company, or provided by GPU International to any associate company.


                     ---------------------------------------


     In accordance  with Orders dated July 6, 1995 and March 6, 1996 in SEC File

No. 70-8593, and in addition to the reimbursement  agreements described in items

4 above, the following is reported:


     1.   Financial Statements

          A copy of GPU Electric, Inc.'s ("GPU Electric") unaudited Consolidated

Balance Sheet as of September 30, 1997 and unaudited  Consolidated  Statement of

Operations for the three and nine months ended  September 30, 1997 will be filed separately under a request for confidential  treatment  pursuant to Rule 104(b).

GPU's other Subsidiary  Companies (Avon Energy Partners Holdings and Avon Energy

Partners  Plc) are  indirect  subsidiaries  of GPU  Electric  and,  accordingly,

financial statements of such companies are not separately presented.


     2.   Investments in Exempt Entities

          In  connection  with  the  acquisition  of  Midlands  Electricity  plc

("Midlands")  discussed in Item 3 below, EI UK Holdings,  Inc. ("EI UK") entered into a term loan  agreement  (the "Term Loan")  dated as of May 6, 1996,  with a syndicate of banks,  the Chase Manhattan Bank,  N.A., as  administrative  agent,

Citibank,  N.A.,  as  syndication  agent,  Citicorp  Securities,  Inc. and Chase

Securities Inc., as arrangers.  The Term Loan provides,  among other things, for

EI UK  borrowings  from time to time of up to pounds  sterling 350  million,  or approximately U.S. $566 million, through a GPU guaranteed five-year bank term loan facility terminating on May 6, 2001.


     The borrowing interest rate is based on the LIBOR plus an applicable margin as  defined in the Term Loan  corresponding  to the debt  ratings of GPU.  As of

September  30,  1997,  EI UK had  aggregate  borrowings  of pounds  sterling 340 million, or approximately U.S. $550.3 million,  outstanding under the Term Loan.

EI UK invested  such funds in Midlands  through  Avon Energy  Partners  Holdings

("Holdings").  The borrowings  bear interest at 6.7125 percent per annum,  which was based on the LIBOR at December 9, 1996, plus a .525 percent margin.


          On November  22, 1995,  GPU  acquired all of the capital  stock of GPU

Electric  and  made   capital   contributions   of  $48  million.   The  capital

contributions  were used by GPU Electric to acquire  Solaris  Power  ("Solaris")

(through  Victoria  Electric,  Inc.).  During  August  1996,  Victoria  Electric

Holdings,  Inc., a wholly owned  subsidiary of GPU Electric,  was established to hold the investment in Victoria Electric, Inc.


          On November 20, 1995,  GPU Electric  entered into a credit  agreement,

dated as of November 20, 1995, (the "Credit  Agreement"),  with Citibank Limited as the Participant and Arranger,  for which Citisecurities Limited is the Agent.

The  Credit  Agreement  provides,  among  other  things,  for  revolving  credit borrowings by GPU Electric from time to time through November 20, 1998,  subject to  extensions  for two  years at the sole  discretion  of the  Participant,  in amounts not to exceed an aggregate of Australian $95 million  outstanding at any one time.  In August 1996,  the Credit  Agreement  was  transferred  to Victoria

Electric Holdings,  Inc.  Borrowings are guaranteed by GPU. The proceeds of such borrowings were used to fund, in part, GPU's investment in Solaris.

     Notes issued under the Credit  Agreement bear interest at the Bill Discount

Rate which is equal to the mean "bid rate" quoted on the page entitled "BBSY" on the Reuters  Monitor  System at or about  10:00am  (Sydney  time) on the Funding

Date.  As of  September  30,  1997,  the  remaining  outstanding  balance of the borrowing  amounted to Australian  $78.4 million,  or  approximately  U.S. $56.9 million.


          Other  investments  in exempt  entities are described in items 2 and 4 above under 70-7727.


3.   Description of Exempt Entities in Which There are Funds Invested


Selkirk Cogen Partners, L.P. (Selkirk)

          Selkirk  owns  and  operates  two  natural  gas-fired   combined-cycle

cogeneration facilities located in Bethlehem,  New York. The facilities are 79.9 and 265  megawatts  (MW) each with a combined  average net  capacity of 344.9 MW producing steam and electricity.


Brooklyn Energy, L.P. (Brooklyn)

          GPU International has contributed U.S. $9.5 million, in equity and  an additional Canadian $1 million, or approximately U.S. $0.7 million, in subordinated debt to Brooklyn. As of September 30 1997, GPU International has

also advanced approximately Canadian $3.1 million, or approximately U.S. $2.2 million, to EI Services Canada for payment of operating expenses on behalf of

Brooklyn.  In addition, GPU International has directly advanced approximately

Canadian $1.1 million, or approximately U.S.  $0.8 million, to Brooklyn for payment of past due payables and debt service. Brooklyn owns a 24 MW wood and oil-fired cogeneration facility located in Brooklyn, Nova Scotia, Canada.

Commercial operation of the facility commenced in April 1996.


Empresa Guaracachi, S.A.

          In July 1995, GPU Power,  through Guaracachi  America,  Inc., acquired from the  Bolivian  Government a 50% interest in Empresa  Guaracachi,  S.A.,  an electric  generating  company having an aggregate  capacity of 216 MW of natural gas-fired and oil-fired generation for approximately $47 million. The facilities are located in Bolivia in and around the cities of Santa Cruz,  Sucre and Potosi with  their  total  capacity  representing  one-third  of  Bolivia's  generation capacity. GPU Power's investment of $47 million will be used by the year 2002 to expand the generating facilities to meet Bolivia's growing demand.


Solaris Power ("Solaris")

          In November  1995,  GPU Electric,  through  Victoria  Electric,  Inc.,

together with the  Australian Gas Light  Company,  acquired  Solaris for a total purchase price of approximately $712 million,  of which GPU Electric's 50% share is $356  million.  GPU  Electric  has made an equity  investment  in  Solaris of approximately  $112  million;  the balance of the  purchase  price was  provided through  non-recourse  borrowings by Solaris from an Australian  bank syndicate.

Solaris,  which provides  electric service to more than 240,000 customers in and around  Melbourne,  Australia,  was sold by the government of Victoria through a competitive bid as part of that state's privatization of the electric industry.


Termobarranquilla, S.A.

          In October 1995, GPU Power,  through EI Barranquilla,  Inc., completed the financing for and acquired a 28.545%  interest in  Termobarranquilla,  S.A.,

Empresa de Servicios Publicos  ("TEBSA"), a 240 MW gas-fired generating plant in

Barranquilla,  Colombia  and began the  construction  of a new 750 MW  gas-fired plant adjacent to the existing plant (the "Barranquilla  Project").  Electricity generated  by these  plants will be sold to  Corporacion  Electrica  de la Costa

Atlantica  under  a  20-year  contract.   Total  project  costs,  including  the

acquisition of the existing plant,  are expected to be $756.2 million,  of which

GPU Power's equity contribution is expected to be approximately $65 million.



Barranquilla Lease Holdings, Inc. and Los Amigos Leasing Company, Ltd.

          Barranquilla Lease Holdings, Inc., a subsidiary of GPU Power, through its wholly-owned subsidiary Los Amigos Leasing Company, Ltd. ("Leaseco"),

procures equipment  to be used by and  leased to TEBSA.  Pursuant  to a lease agreement, Leaseco will deliver certain non-Colombian equipment related to

TEBSA, and TEBSA will make lease payments equal to the interest and principal payments on senior bank debt and certain other expenses incurred by Leaseco.



Midlands Electricity plc

          In May, 1996, GPU and Cinergy  Corporation formed Avon Energy Partners plc ("Avon"), a wholly-owned  subsidiary of Holdings.  Holdings is a 50/50 joint venture which acquired  Midlands,  an English regional electric company ("REC").

GPU's  50  percent  interest  in  Holdings  is  held  by EI UK,  a  wholly-owned subsidiary of GPU Electric.


          EI UK invested  approximately  $585.7 million in Holdings by borrowing such  proceeds  through a GPU  guaranteed  five-year  bank  term loan  facility.

Holdings has borrowed  approximately  $1.6 billion  through a non-recourse  term loan and revolving credit facility to provide for the balance of the acquisition price.

          Midlands,  one of 12  RECs  in the  United  Kingdom,  distributes  and supplies  electricity  to 2.2  million  customers  in  England in an area with a population  of five  million.  Midlands  also owns a  generation  business  that produces  electricity  domestically and internationally and a gas supply company that provides natural gas service to 8,000 customers in England.



4.   Services Obtained From Associated Companies

          GPU  Energy  provided  administrative  services  to GPU  International

Australia in the amount of $278,501,  for the three months ended  September  30,

1997, in support of the development and management of Solaris' operations.



          GPU Service, Inc. provided administrative services to GPU Power in the amount of $17,803 for the three months ended September 30, 1997,  related to the oversight and management of GPU Power's operations.



          GPU Service, Inc. provided  administrative services to GPU Electric in the amount of $229,802 for the three months ended September 30, 1997, related to the oversight and management of GPU Electric's operations.



5.   Services Provided to Associated Companies

          A  description  of  services  provided by GPU  Electric  to  associate companies  during the period  July 1, 1997  through  September  30, 1997 will be filed separately under a request for confidential treatment under Rule 104(b).



          In Accordance  with the  Commission's  Order dated November 5, 1997 in

SEC File No. 70-8593, the following is reported:

1. GPU, Inc.'s aggregate investment includes all amounts invested,  or committed to be  invested,  in foreign  utility  companies  (FUCOs)  and exempt  wholesale generators (EWGs), for which there is recourse,  directly or indirectly,  to the registered holding company.  GPU Inc.'s aggregate investment as of September 30,

1997 is as follows:

                                              (In Thousands)
                                              --------------
FUCOs
-----

Solaris Power                                     $123,409

Midlands Electricity plc                           569,709

Development projects                                   283
                                                  --------

     Subtotal                                      693,401
                                                  --------

EWGs
----

Mid-Georgia Cogen, L.P.                             39,000

Selkirk Cogen, L.P.                                 13,835

Brooklyn Energy, L.P.                               10,510

Termobarranquilla, S.A                             122,750

Empresa Guaracachi, S.A                             48,645

Development projects                                 1,591
                                                     -----

     Subtotal                                      236,331
                                                  --------

     Aggregate Investment in FUCOs and EWGs       $929,732
                                                  ========


2.  As of September 30, 1997

    (In Thousands)

GPU, Inc.'s Aggregate Investment in FUCOs and EWGs         $929,732

Aggregate Investment as a Percentage of GPU, Inc. and Subsidiary Companies:

Total capitalization                             7,271,907           12.8%

Net utility plant                                6,313,363           14.7%

Total consolidated assets                       11,043,349            8.4%

Market value of common equity                    4,340,884           21.4%



3.   GPU, Inc. and Subsidiary Companies

          Consolidated Capitalization Ratios as of September 30, 1997

          (In Thousands)
                                                     Amount              %
                                                     ------             ---
Common equity                                      $3,173,919          43.7

Cumulative preferred stock                            170,478           2.3

Subsidiary-obligated mandatorily

     redeemable preferred securities                  330,000           4.5

Long-term debt                                      3,262,825          44.9

Notes payable                                         334,685           4.6
                                                   ----------         -----
     Total capitalization                          $7,271,907         100.0%
                                                   ==========         =====


4.  Market-to-book  ratio of GPU, Inc. and Subsidiary  Companies common stock at

September 30, 1997

Closing Market Price per Share                           $35.9375

Book Value per Share                                     $26.2100

Market-to-Book Ratio of Common Stock                       137.1%

5.   Analysis of Growth in Retained Earnings for GPU, Inc. and Subsidiary

Companies:                                                    (In Thousands)

Retained Earnings as of 9/30/97                                 $2,188,770

Retained Earnings as of 6/30/97                                  2,172,288
                                                                ----------
Growth in Retained Earnings                                     $   16,482
                                                                ==========



Analysis of Growth in Retained Earnings:

Income (loss)  contribution  from GPU Energy  companies     $ 121,010

Income (loss) contribution from FUCOs/EWGs/Project Parents    (93,831)

Income (loss) contribution from other  subsidiary  companies  (10,275)

Other  adjustments                                               (422)
                                                                 ----

Growth in Retained Earnings                                  $ 16,482
                                                             ========



6. Statements of operations for the year-to-date period ended September 30, 1997 for each of the  following  Project  Parents and Exempt  Entities  will be filed separately under a request for confidential treatment pursuant to Rule 104(b):

     - Mid Georgia  Cogen,  LP -  incorporated  by  reference to Exhibit A-11 to

GPU's quarterly report on Form U-9C-3 for the period ended September 30, 1997.

     - NCP Houston Power  Incorporated  -  incorporated  by reference to Exhibit

A-10 to GPU's quarterly report on Form U-9C-3 for the period ended September 30,

1997.

     - Selkirk  Cogen  Partners,  LP -  incorporated  by  reference to Selkirk's quarterly  report on Form 10-Q for the quarter  ended  September  30, 1997 filed with the SEC.

     -Empresa Guaracachi, S.A.

     -Guaracachi America, Inc.

     -GPU Power, Inc.

     -EI International

     -GPU International Colombia, Ltda.

     -Solaris Power

     -Victoria Electric Holdings, Inc. (Ultimate project Parent which owns a 50%

     interest in Solaris Power through Victoria Electric, Inc.)

     -Midlands Electricity, plc

     -Termobarranquilla, S.A.

     -EI Barranquilla, Inc.

     -Barranquilla Lease Holdings, Inc.

     -Los Amigos Leasing Company, Ltd.

     -EI Canada Holding, Ltd. (Ultimate Project Parent which owns a 75% interest in Brooklyn Energy, LP through EI Brooklyn Investment, Ltd. and EI Brooklyn

Power, Ltd)

     -EI Services Canada, Ltd.

     -Brooklyn Energy, LP

     -EI UK Holdings, Inc. (Ultimate Project Parent which owns a 50% interest in Midlands Electricity, plc through Avon Energy Partners Holdings and Avon

     Energy Partners, plc)

     -GPU International Australia Pty Ltd.

                                    SIGNATURE

          PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT

OF 1935,  THE  UNDERSIGNED  COMPANIES  HAVE DULY CAUSED THIS  CERTIFICATE  TO BE

SIGNED ON THEIR BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.


                                              GPU, Inc.




                                               By:
                                                   T. G. Howson
                                                   Vice President and Treasurer


                                                   GPU International, Inc.




                                               By:
                                                   B. L. Levy
                                                   President


Date:     December 3, 1997